UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



           [X]        Annual Report Pursuant to Section l5(d) of the
                        Securities Exchange Act of 1934


           [ ]   Transition Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1998



                          Commission file number 1-12



              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                  The Quaker 401(k) Plan for Hourly Employees


Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         The Quaker Oats Company
                         P.O. Box 049001
                         Chicago, Illinois 60604-9001






Item 1.   See Item 4.

Item 2.   See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker 401(k) Plan for Hourly Employees is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants - Washington, Pittman & McKeever, LLC.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                              The Quaker 401(k) Plan for Hourly Employees
                             (Name of Plan)

                              /s/ PAMELA S. HEWITT
                              (Pamela S. Hewitt)
                              Senior Vice President - Human Resources


                              /s/ DENNIS CORRY
                              (Dennis Corry)
                              Director - Employee Benefits


                              /s/ JAMES BROWN
                              (James Brown)
                              Manager - Benefit Plans
Date: June 25, 1999



<2>




Exhibit Index

Exhibit                                                     Paper (P) or
Number              Description                             Electronic (E)

  (a)               The Quaker 401(k) Plan                       E
                    for Hourly Employees
                    Financial Statements as of
                    December 31, 1998 and 1997

  (b)               Consent of Independent                       E
                    Public Accountants





<3>



Exhibit (a)











                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                             FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                  TOGETHER WITH INDEPENDENT AUDITOR'S REPORT










<4>



                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                       AS OF DECEMBER 31, 1998 AND 1997




                               TABLE OF CONTENTS





                                                                   PAGE

     INDEPENDENT AUDITOR'S REPORT                                    6

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                 7

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS       8

     NOTES TO FINANCIAL STATEMENTS                                  9-19






Note: Supplemental schedules are either inapplicable for the twelve months ended December 31, 1998, or are not required because they are filed as part of The Quaker Oats Company 401(k) Plans Master Trust (Quaker Master Trust), in which this Plan participates.




<5>




                         INDEPENDENT AUDITOR'S REPORT


     To the Plan Administrative Committee of
     THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES of The Quaker Oats Company

     We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker 401(k) Plan for Hourly Employees (Plan), formerly the Quaker Stock Bonus Savings Plan, as of December 31, 1998 and 1997, and the related Statement of Changes in Net Assets Available for Benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.


                                     /s/WASHINGTON, PITTMAN & McKEEVER, LLC
                                        WASHINGTON, PITTMAN & McKEEVER, LLC

     Chicago, Illinois
     June 22, 1999




<6>



                           THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)




 ASSETS                                   December 31, 1998    December 31,1997


 Investment in Quaker Master Trust            $ 121,004              $      --
 The Quaker Oats Company Common Stock,
  at market (1,908,412 shares, cost $57,144)         --                100,669
 Collective Short-term Investments                   --                  1,464
           Total investments                    121,004                102,133

 Contributions receivable - Employee                 --                    417
 Contributions receivable - Employer                 --                    205
 Dividends and interest receivable                   --                    552

           Total assets                         121,004                103,307

 LIABILITIES

           Total liabilities                         --                     --

 NET ASSETS AVAILABLE FOR BENEFITS            $ 121,004              $ 103,307




                  See accompanying notes to financial statements.

<7>




                                          THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                            FOR THE YEAR ENDED DECEMBER 31, 1998

                                                     (dollars in thousands)




                                                                           Fidelity
                                      Quaker                    Pimco     Retirement   Fidelity    Fidelity    Fidelity
                                      Common        ICAP        Total       Money     Low-Priced    Asset       Asset     Fidelity
                                      Stock      Diversified    Return      Market      Stock      Manager:    Manager:    Asset
ADDITIONS                 Total        Fund         Fund        Fund        Fund         Fund    Growth Fund Income Fund  Manager




Investment income:
  Dividends              $  1,959    $ 1,062      $   --       $ 16       $   64        $ 30        $124       $  8         $ 79
  Interest                    327        208          --         --            3          --          --         --           --
Total investment income     2,286      1,270          --         16           67          30         124          8           79

Net appreciation
  (depreciation) in the
  fair value of assets     12,988      3,196          99         (9)          --          23         (23)        (1)         (30)

Employee contributions      8,564      4,661          89         17          287          51          62          6           35

Employer contributions      2,253      1,395          --         --           --          --          --         --           --

Net transfers from
  other plans                 136         21          17          8           19           3          12         --           --

Net transfers to the
  Quaker Master Trust          --    110,327          --         --        1,446          --          --         --           --

   Total additions         26,227    120,860         205         32        1,819         107         175         13           84

DEDUCTIONS

Distributions to
  participants              6,511      1,779          --         --          157          --           4         --            1

Dividends to
  participants              2,019      1,062          --         --           --          --          --         --           --

   Total deductions         8,530      2,841          --         --          157          --           4         --            1


LOANS

Loans issued                   --     (4,328)        (34)        (5)        (125)         (8)        (28)        --           (8)

Loans repaid                   --        278          12         --            8           8          --         --           --

   Net Loans                   --     (4,050)        (22)        (5)        (117)         --         (28)        --           (8)


INTERFUND TRANSFERS            --     (7,007)        949        264          741         647         765        126          421

Increase in net assets     17,697     106,962      1,132        291        2,286         754         908        139          496

Net assets available
  for benefits,
  beginning of period     103,307          --         --         --           --          --          --         --           --

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD              $121,004    $106,962     $1,132       $291       $2,286        $754        $908       $139         $496




                                                                                                         Non-Union       Union
                          Fidelity     Fidelity's     Morgan      Neuberger  Participant                  (ESOP)       (Non-ESOP)
                         Diversified   U.S. Equity    Stanley     & Berman    Directed    Participant   Stock Bonus   Stock Bonus
                        International    Index     Global Equity  Partners    Fidelity       Loan       Quaker Stock  Quaker Stock
ADDITIONS                   Fund          Pool         Fund        Trust    BrokerageLink    Fund          Fund          Fund


Investment income:
  Dividends                $  5        $   --         $  4         $ 16          $ --       $   --       $    481      $     65
  Interest                   --            --           --           --             1           76              8             2
Total investment income       5            --            4           16             1           76            489            67

Net appreciation
  (depreciation) in the
  fair value of assets        1           239           20           43            26           --          8,201         1,145

Employee contributions       20           131           42           51            --           --          2,602           353

Employer contributions       --            --           --           --            --           --            744           114

Net transfers from
  other plans                 4            21            3           10            --           --             --            17

Net transfers to the
  Quaker Master Trust        --            --           --           --            --           --        (96,115)      (13,264)

  Total additions            30           391           69          120            27           76        (84,079)      (11,568)

DEDUCTIONS

Distributions to
  participants               --             1           --           --            --           --          3,815           308

Dividends to
  participants               --            --           --           --            --           --            957            --

   Total deductions          --             1           --           --            --           --          4,772           308


LOANS

Loans issued                 --           (35)         (15)         (25)           --        4,611             --            --

Loans repaid                  6            12           --            1            --         (325)            --            --

   Net Loans                  6           (23)         (15)         (24)           --        4,286             --            --


INTERFUND TRANSFERS         100         1,358          412          649           575           --           (234)          (55)

Increase in net assets      136         1,725          466          745           602        4,362        (89,085)      (11,931)

Net assets available
  for benefits,
  beginning of period        --            --           --           --            --           --         89,085        11,931

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD                $136        $1,725         $466         $745          $602       $4,362        $    --      $     --



                           Union
                        (Non-Sch. E)
                           PAYSOP       Non-Sch. E    Schedule E
                        Quaker Stock   Money Market  Money Market
ADDITIONS                   Fund           Fund         Fund

Investment income:
  Dividends                $   5         $  --        $    --
  Interest                    --             5             24
Total investment income        5             5             24

Net appreciation
  (depreciation) in the
  fair value of assets        68            --             --

Employee contributions        --            19            138

Employer contributions        --            --             --

Net transfers from
  other plans                 --             1             --

Net transfers to the
  Quaker Master Trust       (948)         (213)        (1,233)

   Total additions          (875)         (188)        (1,071)

DEDUCTIONS

Distributions to
  participants                32             2            412

Dividends to
  participants                --            --             --

   Total deductions           32             2            412


LOANS

Loans issued                  --            --             --

Loans repaid                  --            --             --

   Net Loans                  --            --             --


INTERFUND TRANSFERS          (14)           (6)           309

Increase in net assets      (921)         (196)        (1,174)

Net assets available
  for benefits,
  beginning of period        921           196          1,174

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD                $  --         $  --        $    --


See accompanying notes to financial statements.






<8>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)



NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

The Quaker Stock Bonus Savings Plan was renamed The Quaker 401(k) Plan for Hourly Employees (Plan), effective June 1, 1998. The following brief description of the Plan provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan was adopted by The Quaker Oats Company (Company) and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Overall responsibility for administering the Plan rests with the Plan's Administrative Committee which is appointed by the Board of Directors of the Company. The Plan's trustee is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's Administrative Committee appointed The Fidelity Management Trust Company (FMTC) as the trustee and The Fidelity Institutional Retirement Services Company as the record keeper for the Plan, effective June 1, 1998. Prior to June 1, 1998, The Northern Trust Company (Northern Trust) was the trustee and Hewitt Associates was the record keeper for the Plan.

Plan Expenses

The Company pays administrative recordkeeping expenses and participants' account balances are deducted for investment management fees and other direct expenses.

Eligibility

Under the current terms of the Plan, designated employees of the Company are eligible to participate in the Plan on their first day of service.



<9>



                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)



NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Investment Funds

Participants in the Plan were able to invest in Quaker common stock or the money market funds through May 31, 1998. The money market funds held with Northern Trust invested in short-term, fixed-income securities. Effective June 1, 1998, these assets were transferred into The Quaker Oats Company 401(k) Plans Master Trust (Quaker Master Trust). As part of the Quaker Master Trust, participants may invest in one or more of the following 13 investment funds:

  Fidelity Retirement Money Market Portfolio

  This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. The fund seeks to maintain a stable net asset value of $1 per share, but there is no guarantee it will do so.

  PIMCO Total Return Fund - Administrative Class

  This fund invests in a variety of bonds, including U.S. government, corporate, mortgage and foreign. The fund seeks to provide high total return that exceeds general bond market indices.

  Fidelity's U.S. Equity Index Commingled Pool

  This fund primarily invests in the common stocks of the 500 companies that comprise the Standard and Poor's 500 Index (S&P 500). The fund seeks to approximate the composition and total return of the S&P 500.

  ICAP Diversified Fund

  This fund primarily invests in large capitalization stocks. The fund seeks to achieve a total return greater than the S&P 500 with an equal or lesser degree of risk than the S&P 500.

  Neuberger & Berman Partners Trust

  This   fund  invests  in  common  stocks  of  established  medium  to   large
  capitalization  companies, using a value-oriented investment  approach.   The
  fund seeks to provide capital growth.




<10>




                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

  Fidelity Low-Priced Stock Fund

  This fund primarily invests in stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth. This fund seeks long-term capital appreciation.

  Fidelity Diversified International Fund

  This fund primarily invests in stocks of larger companies located outside the United States. The fund manager seeks stocks that are undervalued compared to industry norms for their countries. This fund seeks long-term capital growth.

  Morgan Stanley Institutional Fund, Inc. - Global Equity Portfolio Class B

  This fund invests in a diversified mix of stocks throughout the world, selected after detailed analysis by local country investment experts. The portfolio may have some exposure to emerging markets, which pose greater risks due to less developed political and economic situations and less liquid markets. The fund seeks long-term capital growth.

  Quaker Stock Fund

  This fund pools a participant's money with that of other participants to buy shares of Quaker common stock. The fund also holds an amount of short-term investments to allow participants to buy or sell every business day without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. The fund seeks to increase the investment value over the long term by investing in the common stock of the Company.

  The Quaker Stock Fund is an employee stock ownership plan and, as such, participants may be paid quarterly cash dividends from the Quaker Stock Fund and, when paid, the Company is eligible for a corresponding tax deduction.



<11>




                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

  Fidelity Asset Manager: Income

  This fund invests in a variety of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 20% in stocks, 50% in bonds and 30% in the short-term/money market class. The fund seeks to provide high current income, with some potential for capital appreciation.

  Fidelity Asset Manager

  This fund invests in a variety of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 50% in stocks, 40% in bonds and 10% in the short-term/money market class. This fund seeks to provide high total return with reduced risk over the long term.

  Fidelity Asset Manager: Growth

  This fund invests in a variety of U.S. and foreign investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 70% in stocks, 25% in bonds and 5% in the short-term/money market class. This fund seeks to provide maximum total return over the long term.

  Fidelity BrokerageLink

  BrokerageLink is a service that allows the participant to open a Fidelity brokerage account with the assets in the participant's Plan account. Through this account, participants have access to a wide range of additional investments.

Contributions

Through May 31, 1998, participants had the option to change their investment election once a month and were allowed to elect to invest their contribution in either the Quaker Stock Fund or the money market funds. Once a year, participants had the option to transfer all or a portion of their monies they had accumulated in the money market funds to the Quaker Stock Fund in multiples of 25 percent. Once a year, participants who were at least age 59 1/2 or who became totally and permanently disabled were permitted to transfer funds, in multiples of 25 percent, between the two funds.



<12>


                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

When the Plan assets were transferred into the Quaker Master Trust on June 1, 1998, certain provisions related to contributions were changed. Beginning on this date, participants have the option to change their original investment elections daily to any one of the 13 funds included in the Quaker Master Trust. In addition, participants may make transfers or exchanges between funds on a daily basis.

The Plan allows participants to contribute 1 percent to 15 percent of their earnings, in whole percentage increments, to the Plan before Federal and most state withholding taxes are computed. The Company contributes an additional 50 percent of a participant's contribution up to a maximum of 4 percent of a participant's eligible earnings.

The Plan also provides for discretionary cash contributions by the Company.

Participants may contribute to the Plan any portion of distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants may elect to deposit excess funds from The Quaker Flex Plan to the Plan. The Company does not provide additional contributions on these funds.

Generally, all contributions are not subject to Federal income taxes until distributed to the participant or the participant's beneficiary.

Participant Accounts

Each participant account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Each participant account is also charged with an allocation of investment management fees and other direct expenses. Allocations are based on participant earnings or account balances in each fund.

Vesting

Participants are immediately vested in both their voluntary contribution and the Company's contribution as well as the actual earnings thereon.



<13>







                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Distributions

Participants may elect to receive a distribution of all or a portion of their account if they are at least age 59 1/2 or if they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. Additionally, participants may receive the portion of their account consisting of participant contributions in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of a participant or the participant's family or alleviating an immediate and substantial financial hardship.

Through May 31, 1998, participants meeting certain age and service criteria were permitted to withdraw a portion of their ESOP account. This provided employees nearing retirement the opportunity to diversify their holdings. After May 31, 1998, this option is no longer available, as the Quaker Master Trust provides adequate diversification options to participants.

If a participant's employment with the Company is terminated, the Plan will distribute the account balance to the participant or the participant's beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways: (a) in a lump sum; or (b) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by Internal Revenue Service regulations. If the distribution is made through installment payments, a participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $5,000 or less ($3,500 or less prior to June 1, 1998), an automatic lump-sum distribution will be made as soon as practicable after the end of the Plan year in which the termination occurs.

All dividends received with respect to Company stock held on the record date in a participant's employee stock ownership accounts, currently referred to as the Quaker Stock Fund, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.



<14>




                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES (CONTINUED)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50 percent of their account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment from (to) the Participant Loan Fund. Loan terms range from one year to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan's administrator. Interest rates during 1998 ranged from 8.75 percent to 9.50 percent. Principal and interest are paid ratably according to a regular payment schedule, directly through payroll deductions for active employees.

Plan Terminations

While the Company has not expressed intent to terminate the Plan, the Plan may be terminated at any time by action of the Company's Board of Directors. In the event of the Plan's termination, the value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.


NOTE 2 - PLAN CHANGES

Trustee and Record Keeper Changes

The Plan's Administrative Committee appointed The Fidelity Management Trust Company (FMTC) as the new trustee and Fidelity Institutional Retirement Service Company as the new record keeper for the Plan, effective June 1, 1998. The money market funds, previously managed by Northern Trust, is managed by FMTC. On June 1, 1998, the assets of the Plan were transferred from Northern Trust to FMTC and are now included in the Quaker Master Trust.




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                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)



NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are included in the accompanying Statements of Net Assets Available for Benefits at fair market value. Fair market value is based on published market prices.


The purchase and sale of investments, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions and investment management fees increase the cost or decrease the sale proceeds on the transactions. Interest income is recorded as earned and dividend income is recorded as of the record date.




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                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)


NOTE 4 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on August 20, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, l998 and 1997. The Company intends to file for a new determination letter during 1999.


NOTE 5 - INVESTMENTS

The fair value of the Plan's investment in The Quaker Oats Company common stock at December 31, 1997, represented 5 percent or more of the Plan's net assets. The total net realized and unrealized gain related to the Plan's investment in The Quaker Oats Company common stock for the period from January 1, 1998 through May 31, 1998 (prior to transferring such assets into the Quaker Master Trust) was $9,414.


NOTE 6 - PARTICIPATION IN A MASTER TRUST

Effective June 1, 1998, the investments of the Plan and the investments of The Quaker 401(k) Plan for Salaried Employees were combined in the Quaker Master Trust in order to realize certain administrative efficiencies. A separate account is maintained reflecting the equitable share of each plan's participation in each investment fund. At December 31, 1998, the Plan's interest in the Quaker Master Trust was approximately 14 percent. Investment income, investment management fees and other direct expenses relating to the Quaker Master Trust are allocated to the individual plans based on the average daily balances of each plan.





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                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)




NOTE 6 - PARTICIPATION IN A MASTER TRUST (CONTINUED)


Investments Held in the Quaker Master Trust


A summary of the investments held by the Quaker Master Trust as of December 31, 1998 was as follows:
                                                               Fair Value

   Quaker common stock                                       $   563,922
   Common stock investments                                      171,079
   Quaker preferred stock                                        135,446
   Short-term investments                                        115,656
   Participant loans receivable                                   12,769
   Accrued income                                                  3,109
   Miscellaneous receivables                                       1,197
        Assets held in the Quaker Master Trust               $ 1,003,178

   Leveraged ESOP loans payable                                 (110,500)
   Leveraged ESOP interest payable                                (4,119)
   Miscellaneous payable                                          (2,736)
   Accrued expenses                                                 (232)
        Net assets held in the Quaker Master Trust           $   885,591




A summary of the Quaker Master Trust income for the period from June 1, 1998 through December 31, 1998 was as follows:

                                                                   1998

   Interest                                                  $       579
   Interest - participant loans                                      433
   Dividends                                                      12,379
   Net realized and unrealized gain (loss) on investments:
      Quaker common stock                                         18,203
      Other common stock investments                              (8,070)
      Quaker preferred stock                                       4,366
      Short-term investments                                       1,258
        Quaker Master Trust net investment income            $    29,148




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                            THE QUAKER OATS COMPANY

                  THE QUAKER 401(k) PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 1998 AND 1997

                            (dollars in thousands)


NOTE 7 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of benefits paid to participants per the Form 5500 to the financial statements:


                                                          Year Ended
                                                       December 31, 1998

Distributions to participants per the Form 5500             $  6,510
Add: Distributions payable, beginning of period                    1

DISTRIBUTIONS TO PARTICIPANTS PER THE
  FINANCIAL STATEMENTS                                      $  6,511




NOTE 8 - YEAR 2000 (UNAUDITED)


To address the year 2000 issue, the Company has developed and is executing a detailed four-phase comprehensive readiness plan. The first phase of the readiness plan, the assessment of the Company's internal systems, has been completed. The second phase involves the remediation, replacement and testing of the Company's computer systems (95 percent complete) and imbedded systems (90 percent complete) and is scheduled for completion by mid-1999. The third phase will continue through mid-1999 and includes the Company taking steps to assess the year 2000 plans of its material third parties. These steps include contacting the Company's major service providers, including the Company's major service providers, who are believed to be critical to the business operations after January 1, 2000, to determine their stage of year 2000 compliance through questionnaires, interviews, on-site visits, testing and other available means. In particular to the Plan, the Company has been in close contact with the trustee and record keeper, has received action plans and implementation schedules from the trustee and record keeper of the Plan and has been informed that they are on schedule with their internal deadlines to achieve year 2000 compliance. The fourth phase involves the development of contingency plans in the event of year 2000 non-compliance and is also expected to be completed by mid-1999.

The Company's year 2000 readiness plan is an ongoing process and the estimates of the completion dates for various components of the program as described above are subject to change. The Company does not expect year 2000 projects discussed above to have a significant effect on Plan operations.





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                                                            Exhibit (b)












                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the use of our report dated June 22, 1999 (and all references to our Firm) included in or made a part of the Form 11-K. It should be noted that we have not audited any financial statements of The Quaker 401(k) Plan for Hourly Employees subsequent to December 31, 1998 or performed any audit procedures subsequent to the date of our report.




                                         /s/WASHINGTON, PITTMAN & McKEEVER, LLC
                                            WASHINGTON, PITTMAN & McKEEVER, LLC


Chicago, Illinois
June 25, 1999









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